

Mail Stop 3720

December 12, 2008

Via U.S. Mail and Fax
Jay Rifkin
Chief Executive Officer
Digicorp, Inc./China Youth Media, Inc.
4143 Glencoe Avenue, Unit B
Marina Del Ray, CA 90292

       RE: **Digicorp, Inc./China Youth Media, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2007
               Filed April 16, 2008 and
               Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and
               September 30, 2008
               Filed May 19, 2008, August 19, 2008, and November 19, 2008,
               respectively
               File No. 0-33067

Dear Mr.Rifkin:

      We have reviewed your supplemental response letter dated November 26, 2008 as well as your filing and have the following comments. As noted in our comment letter dated November 6, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Consolidated Interim Financial Statements for the Quarter Ended September 30, 2008</u>
<u>Note 5. Intangible Assets, page 6</u>

1. We note your response to prior comment 1. In light of the agreements that YMHK and YHMK WFOE have entered into with CYN, CYI and CYN Ads in China, and with a view towards clarifying disclosures, please explain how you considered the guidance in FIN No. 46R in accounting for the rights and economics within these agreements.

2. Please explain to us who own and controls Beijing Xin Tai Hua De Advertising Co., Ltd.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director